SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)
Kemet Corporation
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(Name of issuer)
Common Stock $.01 Par Value
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(Title of class of securities)
488360108
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(CUSIP number)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).





1 NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
EQSF Advisers, Inc.
(EIN 13-3354359)
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
(b) [ ]
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3 SEC USE ONLY
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4 CITIZENSHIP OR PLACE OF ORGANIZATION
New York Corporation
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5 SOLE VOTING POWER
6,797,200
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6 SHARED VOTING POWER
None
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7 SOLE DISPOSITIVE POWER
7,000,500
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8 SHARED DISPOSITIVE POWER
None
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9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,000,500
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[ ]
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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.17%
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12 TYPE OF REPORTING PERSON*
 IA
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1 NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
M.J. Whitman Advisers, Inc.
(EIN 13-3686379)
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                    (b) [ ]

3 SEC USE ONLY
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4 CITIZENSHIP OR PLACE OF ORGANIZATION
New York Corporation
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5 SOLE VOTING POWER
1,390,475
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6 SHARED VOTING POWER
None
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7 SOLE DISPOSITIVE POWER
1,479,425
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8 SHARED DISPOSITIVE POWER
None
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9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,479,425
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[ ]
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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.73%
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12 TYPE OF REPORTING PERSON*
IA
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Item 1.
(a) NAME OF ISSUER:
Kemet Corporation
(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES OR, IF NONE,
RESIDENCE:
2835 Kemet Way, Simpson, SC 29681
Item 2.
(a) NAME OF PERSON FILING:
This schedule is being jointly filed by EQSF Advisers, Inc.("EQSF") and M.J. Whitman Advisers, Inc. ("MJWA") (EQSF and MJWA are sometimes collectively referred to hereinafter as "Filer"). Attached hereto as an exhibit is a copy of the joint Schedule 13G filing agreement among the reporting persons.
(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:
The address of the principal executive office of EQSF and MJWA is:
767 Third Avenue, New York, New York 10017-2023.
(c) CITIZENSHIP:
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The citizenship or place of organization of each of the
reporting persons is as follows:
EQSF
New York State Corporation.

MJWA
New York State Corporation.
 (d) TITLE OF CLASS OF SECURITIES:
Common Stock, $.01 Par Value

(e) CUSIP NUMBER:
488360108

Item 3. IF THIS STATEMENT IS BEING FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
 (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 (EQSF and MJWA).

Item 4. OWNERSHIP.
(a)&(b) EQSF beneficially owns 7,000,500 shares, or 8.17% of the class of securities of the issuer. MJWA beneficially owns 1,479,425 shares, or 1.73% of the class of securities of the issuer.
(c) (i) EQSF: 6,797,200
        MJWA: 1,390,475
   (ii) Not applicable.
  (iii) EQSF: 7,000,500
        MJWA: 1,479,425
   (iv) Not applicable.

Item 5. Ownership of Five Percent or Less of a Class.
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If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
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Third Avenue Value Fund, an investment company registered under the
Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 3,713,200 of the shares reported by EQSF,Third Avenue Small Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 405,700 of the shares reported by EQSF, Third Avenue Value Portfolio of the WRL
Series Fund, an investment company registered under the Investment
Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 358,000 of the shares reported by EQSF, Sun
America Select Series Small-Cap Value Portfolio, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 95,000 of the shares reported by EQSF, Third Avenue Value Portfolio of the Third Avenue Variable Series Trust, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 243,300 of the shares reported by EQSF,
Integrity Life/Legends Third Avenue Value Fund, an investment company registered under the Investment Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 74,300 of the shares reported by EQSF, American Express Partners Variable Annuity Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 18,300 of the shares reported by EQSF, American Express Partners
Small-Cap Value Fund, an investment company registered under the Investment Company Act of 1940 has the right to receive dividends from, and the proceeds from the sale of 185,000 of the shares reported by EQSF, and
Sun America Focus Fund, an investment company registered under the
Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 1,907,700 of the shares reported by EQSF. MJWA acts as investment advisor and has the right to receive dividends from the sale of and the proceeds of the sale of, the shares reported by MJWA.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
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Not Applicable.
Item 8. Identification and Classification of Members of the Group.
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Not applicable.
Item 9. Notice of Dissolution of Group.
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Not applicable.
Item 10. Certification.
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By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.
December 10, 2001
-----------------------
(Date)
EQSF ADVISERS, INC.
By:/s/ MARTIN J. WHITMAN
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Martin J. Whitman
Chairman, President and
Chief Executive Officer

M.J. WHITMAN ADVISERS, INC.
By:/s/ MARTIN J. WHITMAN
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Martin J. Whitman
Chairman and Chief Executive Officer